GREAT PACIFIC SECURITIES

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2025

GREAT PACIFIC SECURITIES

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44398

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Great Pacific Securities**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

151 Kalmus Drive Building H8

             (No. and Street)

Costa Mesa	**CA**	**92626**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher V. Vinck	**714 619-3000**	**cvinck@greatpac.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson

        (Name – if individual, state last, first, and middle name)

18455 Burbank Blvd #404	**Tarzana**	**CA**	**91356**
(Address)	(City)	(State)	(Zip Code)
9/15/2005		**2370**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Christopher V. Vinck</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Great Pacific Securtities</u> , as of <u>12/31</u> , 2<u>025</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: <u>CEO</u>

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of Great Pacific Securities

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Great Pacific Securities as of December 31, 2025, the related statements of income, changes in stockholder's equity, subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Great Pacific Securities as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Great Pacific Securities' management. My responsibility is to express an opinion on Great Pacific Securities' financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Great Pacific Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Great Pacific Securities' financial statements. The Supplemental Information is the responsibility of the Great Pacific Securities' management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Great Pacific Securities' auditor since 2003.
Tarzana, California
March 6, 2026

GREAT PACIFIC SECURITIES

Statement of Financial Condition
For the Year Ended December 31, 2025

ASSETS

Cash and cash equivalents		196,597
BlackRock Fund		112,432
Clearing Deposits		750,000
Securities Owned - At Market Value		12,279,440
Accounts Receivable		18,502
Due from Clearing Firm		392,121
Secured Demand Notes		4,000,000
Other Assets		2,902
Total Assets	$	17,751,994

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts Payable	$	303,053
Cash Overdraft		1,828,335
Due To Clearing Firm		3,927
Accrued Payroll Taxes and Other		408,296
Accrued Commissions and Salaries		494,370
Accrued Expenses		2,607,256
Subordinated Borrowings (Note 5)		4,000,000
Total Liabilities		9,645,237

STOCKHOLDER'S EQUITY

Common stock, 1,000,000 shares authorized, no par value, 460,000 shares issued and outstanding at stated value of $0.02 per share		9,180
Additional Paid in Capital		5,220,000
Retained Earnings		2,877,576
Total Stockholder's Equity		8,106,756
Total Liabilities and Stockholder's Equity	$	17,751,994

The accompanying notes are an integral part of these financial statements

GREAT PACIFIC SECURITIES

Statement of Income
For the Year Ended December 31, 2025

REVENUES (Note 2)		
Commissions	$	835,453
Principal Trading		11,513,672
Underwriting & Selling Group Participation		6,595,132
Fee Income		555,339
Gain & Lossess		971
Interest Income		446,136
Other Income		438,796
Total Revenues		20,385,499
EXPENSES		
Clearing Charges		784,944
Commissions		6,538,890
Consulting (Note 8)		856,027
Insurance		123,795
Employee Compensation and Benefits		1,286,003
Interest		207,421
Legal and Professional Fees (Note 12)		2,625,337
Occupancy (Note 8)		90,000
Payroll Taxes		297,869
Pension Plan & Retirement (Note 4)		557,624
Professional Fees		180,027
Quotation		831,490
Regulatory Fees		74,917
Travel and Entertainment		83,771
Other Operating Expenses		178,388
Total Expenses		14,716,503
NET OPERATING INCOME		5,668,996
LESS: INCOME TAX EXPENSE (Note 6)		316,569
NET INCOME	$	5,352,427

The accompanying notes are an integral part of these financial statements

GREAT PACIFIC SECURITIES

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2025

	Shares Issued	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Beginning balance, January 1, 2025	460,000	$ 9,180	$ 5,220,000	$ 825,149	$ 6,054,329
Dividend		-	-	(3,300,000)	(3,300,000)
Net income		-	-	5,352,427	5,352,427
Ending balance, December 31, 2025	460,000	$ 9,180	$ 5,220,000	$ 2,877,576	$ 8,106,756

GREAT PACIFIC SECURITIES

Statement of Cash Flows
For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	5,352,427
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
(Increase) decrease in assets		
Accounts Receivable		(13,413)
Due from Clearing Firm		(58,672)
Other Assets		(540)
Increase (decrease) in liabilities		
Accounts Payable		87,197
Accrued Payroll Taxes and Other		181,817
Accrued Commissions and Salaries		(503,536)
Cash Overdraft		1,760,350
Due to Clearing Firm		1,164
Accrued Expenses		2,498,215
Total adjustments		3,952,581
Net cash provided by operating activities		9,305,009
CASH FLOWS FROM INVESTING ACTIVITIES:		
Securities Owned - At Market Value		(6,010,176)
Net cash used in investing activities		(6,010,176)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends		(3,300,000)
Net cash used in financing activities		(3,300,000)
Net decrease in Cash and Cash Equivalents		(5,167)
Cash and Cash Equivalents at beginning of year		201,764
Cash and Cash Equivalents at end of year	$	196,597

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:

Interest	$	207,421
State Income taxes	$	316,569

The accompanying notes are an integral part of these financial statements

GREAT PACIFIC SECURITIES

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2025

Subordinated borrowings at January 1, 2025	$	4,000,000
Increase (Decrease) in subordinated borrowings		-
Subordinated borrowings, December 31, 2025		4,000,000

Note 1: ORGANIZATION AND NATURE OF BUSINESS

Great Pacific Securities (the "Company") was incorporated in the State of California under Subchapter S and is certified as a Minority Business Enterprise ("MBE"). The Company is registered with the Securities and Exchange Commission ("SEC") as of April 8, 1993 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company has adopted a calendar year end.

The Company conducts business as an introducing and intermediary broker-dealer. The Company trades exempt government securities on a principal basis and accepts equity securities on an agency basis. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides all customer transactions are cleared through another broker dealer on a fully disclosed basis. Transactions are cleared through Pershing LLC, a subsidiary of Bank of New York.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. The Company considers as cash all short-term investments with a maturity of three months or less to be cash equivalents. All the Company's cash and cash equivalents are held at high credit quality financial institutions.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

Revenue Recognition and Basis of Accounting

The Company recognizes revenues from underwriting and brokerage activities in accordance with ASC 606 on an accrual basis. Underwriting revenues arise from participation in securities offerings and are recognized when earned, including underwriting spreads (the difference between purchase and resale prices) and, in certain cases, fees received from issuers pursuant to underwriting agreements.

Commission revenues from agency transactions are recorded on the trade date. The accompanying financial statements are prepared on the accrual basis of accounting and include all material receivables, payables, and other obligations arising from the Company's operations.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASC 606 Revenue Recognition

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The Company applied ASC 606 at inception.

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The reportable segments of revenue generated by the Company are described below:

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for renumeration that needs to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Principal Trading: Included are realized and unrealized gains and losses from proprietary trading and net gains or losses from "riskless" principal transactions.

Revenue from Underwriting and Selling Group participation: Included is revenue from bond underwriting and selling group participation in any capacity.

Fee Income: Included is revenues which are a percentage of assets under management in particular funds in which the company participates. The fees are calculated monthly based on total AUM.

Interest Income. Included are rebates and/or interest earned on securities borrowings; margin interest; interest earned from customer bank sweep into FDIC insured products and interest and/or dividends on securities held in the Company's inventory.

Reclassifications:

Certain amount in the 2024 financial statements has been reclassified to conform to the 2025 presentations. These reclassifications had no effect on previously reported stockholder's equity.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Minimum net capital is the greater of $100,000 or 6 2/3 of aggregate indebtedness which is $376,349. In this case the minimum net capital is $376,349. On December 31, 2025, the Company's net capital of $12,083,084 exceeded the minimum net capital requirement of $376,349 by $11,706,735 and the Company's ratio of aggregate indebtedness of $5,645238, to net capital was 0.47:1, which is less than the 15:1 maximum ratio requirement.

Note 4: RETIREMENT PLAN

The Company has sponsored a Simplified Employee Pension Plan covering substantially all of its employees. Contributions to the plan are made exclusively by the Company. For the year ended December 31, 2025, the Company's pension expense was $557,624.

Note 5: SUBORDINATED BORROWINGS

At December 31, 2025, the Company had one subordinated note of $4,000,000, bearing interest of 5% per annum with a maturity date of September 30, 2028. The subordinated demand notes are considered equity pursuant to 17 CFR 240. 15c3-1 and are available in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated demand notes are secured by its stockholder's securities collateral account in the amount of $ 5,308,907. Interest expense for the subordinated demand notes for the year ended December 31, 2025, was $199,980, which was paid to the stockholder.

Note 6: INCOME TAXES

The Company and its stockholder have elected S Corporation status under the federal and state tax laws. As a result, the Company is not liable for corporate income taxes and a portion of certain state income taxes. Instead, the stockholders are taxed on the Company's taxable income in their individual income tax returns.

The State of California assess a 1.5% income tax on S Corporations that have California sourced income.

During 2021, the state of California passed AB 150, a regulation permitting pass-through entities, such as S Corporations, to elect to make tax payments of 9.3% of the entity's qualified net income. Pursuant to the Regulation, the shareholders of the entity are eligible to claim a nonrefundable credit in the amount of tax paid on the qualified net income. The amount of tax expenses credited toward AB 150 is $ 250,000.

For the year ending December 31, 2025, total State income tax expense was $ 316,569.

The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. The Company is subject to examination by the taxing agencies for fiscal years ending December 31, 2022, 2023, 2024.

Note 7: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value

Note 7: FAIR VALUE MEASUREMENT (Continued)

measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1– Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2– Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3– Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Assets		Level 1		Level 2		Level 3		Total
U.S. Treasury Bills and Government Agency Discount notes	$	12,279,440	$	-	$	-	$	12,279,440
Money Market Funds		112,432		-		-		112,432
	$	12,391,872	$	-	$	-	$	12,391,872

As of December 31, 2025, all financial instruments held by the company were considered short-term investments with a maturity of three months or less, and therefore, were classified as cash and cash equivalents in the statement of financial condition.

Gains and losses (realized and unrealized) are included in the Statement of Income for the year ended December 31, 2025.

Note 8: COMMITMENTS AND CONTINGENCIES

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted.

Management has reviewed ASC 842 and does not believe that it is applicable to the Company as their lease obligations are structured as short term (month-to-month) obligations. The following outline the company's lease obligations:

The Company leases its facilities in Costa Mesa, CA with a related party Greatpac LLC on a month-to-month basis. The monthly lease payment is $7,500.

Total rent expenses for the year ended December 31, 2025, was $90,000 for the above leases.

Note 8: COMMITMENTS AND CONTINGENCIES (Continued)

Pursuant to the shareholder buyout which took place during the year ended December 31st, 2023; there is a consulting agreement in place through June 30, 2025. During the year ended December 31, 2025, Consulting expenses pursuant to this agreement totaled $856,027.

Note 9: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Note 10: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, which are discussed in Note 1, revenue recognition. All services performed by the Company fall under their clearing agreement with their clearing broker. The company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company did not have any major external customers in 2025. All revenue segments and significant expenses for the year ended December 31, 2025, are disclosed on the Statement of Income.

Note 12: LITIGATION

The Company is a respondent in securities litigation related to Pacific Gas & Electric Company (PG&E) arising from the 2018 California wildfires. The Company is one of multiple financial institutions named in connection with PG&E debt offerings that were outstanding in November 2018. Management believes the claims lack merit and intends to defend the matter. The Company has recorded an accrual for expected legal and related defense costs. At this time, management cannot reasonably estimate any additional loss that may result from this matter.

The Company is also a respondent in a FINRA arbitration that includes, among other allegations, an alleged breach of contract. Management disputes the claims and intends to defend the matter. The Company has recorded an accrual for its current estimate of legal and related defense costs, which may include amounts associated with any potential judgment. It is reasonably possible that the actual costs and any related loss could differ from the amount accrued. Management will revise its assessments and related accruals as warranted by future developments.

Note 13: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from December 31, 2025, through March 6, 2026, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

Schedule I
Statement of Net Capital
December 31, 2025

	Focus 12/31/25	Audit 12/31/25	Change
Stockholder's Equity, December 31, 2025	$ 8,106,756	$ 8,106,756	0
Add: Subordinated Borrowings	4,000,000	4,000,000	-
Less: Non allowable assets			
Accounts Receivable	(18,502)	(18,502)	-
Other Assets & deductions	(2,902)	(2,902)	-
Other deductions and/or charges	-	-	-
Tentative net capital	12,085,352	12,085,352	0
Haircuts	(2,268)	(2,268)	-
NET CAPITAL	12,083,084	12,083,084	0
Minimum net capital	376,349	376,349	-
Excess net capital	$ 11,706,735	$ 11,706,735	0
Aggregate indebtedness	$ 5,645,237	$ 5,645,237	-
Ratio of aggregate indebtedness to net capital	0.47:1	0.47:1	

There were no material differences between the audited financial statements and the Focus report filed at December 31, 2025.

The accompanying notes are an integral part of these financial statements   14

GREAT PACIFIC SECURITIES

December 31, 2025

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control
requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Great Pacific Securities
Costa Mesa, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Great Pacific Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Great Pacific Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Great Pacific Securities, stated that Great Pacific Securities met the identified exemption provision throughout the most recent year without exception. Great Pacific Securities' management is responsible for compliance with the exemption provision and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because it engages in (1)) conducts business as an introducing and intermediary broker-dealer. The Company trades exempt government securities on a principal basis and accepts equity securities on an agency basis. All customer transactions are cleared through another broker dealer on a fully disclosed basis. Transactions are cleared through Pershing LLC, a subsidiary of Bank of New York Mellon. and the Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts throughout the most recent year without exception.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Great Pacific Securities' compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
March 6, 2026

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GREAT PACIFIC SECURITIES

Exemption Report

GREAT PACIFIC SECURITIES (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17

C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) conducts business as an introducing and intermediary broker-dealer. The Company trades exempt government securities on a principal basis and accepts equity securities on an agency basis. All customer transactions are cleared through another broker dealer on a fully disclosed basis. Transactions are cleared through Pershing LLC, a subsidiary of Bank of New York Mellon. (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ending December 31, 2025 without exception.

The statement above was made to the best knowledge and belief of the undersigned.

GREAT PACIFIC SECURITIES

By: _____

Christopher V. Vinck

Title: CEO

Date: March 6th, 2026